PRESS RELEASE

Shareholders of Metallica Resources, New Gold and Peak Gold
Approve US$1.6 Billion Business Combination

June 18, 2008 – VANCOUVER, BC – Metallica Resources Inc. ("Metallica Resources") (TSX – MR and AMEX – MRB), New Gold Inc. ("New Gold") (TSX and AMEX – NGD) and Peak Gold Ltd. ("Peak Gold") (TSXV – PIK) are pleased to announce that their respective shareholders have approved the business combination of the three companies at meetings held on June 17, 2008 in Vancouver (in the case of New Gold and Peak Gold) and in Toronto (in the case of Metallica Resources). In excess of 99% of the votes cast at each of the meetings were in favour of the business combination.

The completion of the transaction remains subject to Court approval. If Court approval is obtained, Metallica Resources, New Gold and Peak Gold anticipate that the transaction will close on or about June 30, 2008.

For further information please contact:

Rhonda Bennetto
Director Investor Relations and Corporate Communications
Metallica Resources Inc.
Direct: +1 (303) 640-3292 Toll-free: +1 (888) 933-0313 x5
Email: rmbennetto@metal-res.com
Website: www.metal-res.com

Laura Sandilands
Manager of Investor Relations
New Gold Inc.
Direct: +1 (416) 977-1067 Toll-free: +1 (877) 977-1067
Email: lsandilands@newgoldinc.com
Website: www.newgoldinc.com

Melanie Hennessey
Vice President Investor Relations
Peak Gold Ltd.
Direct: +1 (604) 696-3024 Toll-free: +1 (888) 220-2760
Email: info@peakgold.com
Website: www.peakgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.